UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)

LIFEMD, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

53216B 104

(CUSIP Number)

800 Third Avenue, Suite 2800

New York, NY 10022

(866) 351-5907

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Schreiber Justin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		3,040,784(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,040,784(1)
WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

3,040,784(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.73(2)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

1.	Consists of: (i) 111,164 common shares of LifeMD, Inc. (the “Issuer”) held (ii) 2,761,271 common shares of the Issuer held by JOJ Holdings, LLC, (iii) warrants to purchase 118,349 ordinary shares of the Issuer issuable upon exercise of outstanding warrants at a price of $2.00 per share held by JOJ Holdings, LLC, and (iv) 50,000 ordinary shares of the Issuer issuable upon exercise of outstanding options at a price of $2.00 per share. Mr. Schreiber has sole voting and dispositive power over all shares and warrants held of record by JOJ Holdings, LLC.

2.	Percentage of class based on 25,906,754 total outstanding shares of common stock of the Issuer as of March 15, 2021.

Item 1 Security and Issuer.

The statement (“Statement”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of LifeMD, Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at 800 Third Avenue, Suite 2800, New York, NY 10022.

Item 2 Identity and Background.

The Statement is being filed by Mr. Justin Schreiber (“Mr. Schreiber”). Mr. Schreiber’s present principal occupation or employment is serving as Chief Executive Officer and Chairman of the Board of Directors of the Issuer. Mr. Schreiber is a United States citizen. The business address of Mr. Schreiber is 800 Third Avenue, Suite 2800, New York, NY 10022.

During the last five years Mr. Schreiber has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

Mr. Schreiber acquired the reported 3,040,784 shares of Common Stock as follows (except as otherwise indicated, all Common Stock and per share information and all exercise prices with respect to the Company’s warrants reflect, on a retroactive basis, a 1-for-5 reverse stock split of Common Stock, which became effective on October 14, 2020):

On October 16, 2017, Mr. Schreiber beneficially owned the following shares: (i) 361,055 shares of Common Stock by JOJ Holdings LLC; (ii) 275,000 shares of Common Stock owned by JLS Ventures, LLC; (iii) warrants to purchase 43,478 shares of Common Stock with an exercise price of $2.00 per share owned by JOJ Holdings, LLC that would have expired on November 1, 2018; and (iv) warrants to purchase 118,349 shares of Common Stock with an exercise price of $2.00 per share owned by JOJ Holdings, LLC that would have expired on January 1, 2019.

On October 19, 2017, JOJ Holdings, LLC purchased on the open market 5,000 shares of Common Stock at a price per share $2.099 per share.

On October 26, 2017, JOJ Holdings, LLC purchased on the open market 540 shares of Common Stock at a price per share of $2.0725 per share.

On November 3, 2017, JOJ Holdings, LLC converted capital contributions previously made to Immudyne PR, LLC, a subsidiary of the Issuer, pursuant to a subscription agreement in the amount of $31,215.94 at a price of $1.15 per share into 27,145 shares of Common Stock. Pursuant to this subscription agreement, JOJ Holdings, LLC acquired warrants to purchase 13,573 shares of Common Stock in for $2.00 per share.

On December 4, 2017, JOJ Holdings, LLC purchased on the open market 4,974 shares of Common Stock at a price per share of $1.95.

On December 5, 2017, JOJ Holdings, LLC purchased on the open market 5,027 shares of Common Stock at a price per share of $1.95.

On February 8, 2018, JOJ Holdings, LLC purchased from the Issuer’s former Chief Executive Officer in a private transaction 120,000 shares of Common Stock at a price per share of $1.15.

On March 27, 2018, JOJ Holdings, LLC acquired 42,500 shares of Common Stock for services rendered to the Issuer.

On May 22, 2018, JOJ Holdings, LLC purchased on the open market 480 shares of Common Stock at a price per share of $1.169.

On May 22, 2018, JOJ Holdings, LLC purchased on the open market 4,520 shares of Common Stock at a price per share of $1.175.

On May 23, 2018, JOJ Holdings, LLC purchased on the open market 16,000 shares of Common Stock at a price per share of $1.10.

On May 24, 2018, JLS Ventures, LLC was issued 200,000 shares of Common Stock pursuant to an advisory agreement by and between JLS Ventures, LLC and the Issuer.

On August 10, 2018, the Company issued to Mr. Schreiber two convertible promissory notes (the “Notes”), each in the principal amount of $50,000.00. Upon the issuance of the Notes, Mr. Schreiber had the option to convert each Note into that number of shares of Common Stock derived by dividing the principal amount of the Note by $0.50 (fifty cents US).

On December 9, 2020, the Company issued to Mr. Schreiber 1,000,000 shares of Common Stock for having achieved certain performance milestones pursuant to a Membership Interest Purchase Agreement, dated April 25, 2019, by and between the Issuer, Conversion Labs PR LLC, American Nutra Tech LLC, and Taggart International Trust, an entity controlled by Mr. Schreiber.

Item 4 Purpose of Transaction.

Mr. Schreiber does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of the date hereof, Mr. Schreiber beneficially owns 3,040,783 shares (the “Shares”) of the issued and outstanding Common Stock of the Company. Such amount represents 11.73% of the total of the issued and outstanding shares of the Company’s Common Stock as of the date hereof.

(b) Mr. Schreiber holds sole voting and dispositive power over the Shares.

(c) Other than disclosed above, there were no transactions by Mr. Schreiber in the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Issuer owned by Mr. Schreiber.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

The shares are subject to the terms and conditions of a lock-up agreement, effective November 3, 2020, by and between the Issuer and Mr. Schreiber (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, Mr. Schreiber is precluded, until May 2, 2021, from selling, granting, lending, pledging, offering or in any way, directly or indirectly disposing of the Common Stock he owns.

Item 7 Material to be Filed as Exhibits.

Exhibit Number	Description
1	Form Lock-Up Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2021

/s/ Justin Schreiber
Justin Schreiber